4675 MacArthur Court Suite 1400 Newport Beach, CA 92660-8842 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

June 2, 2006

Vincent DiStefano

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0506

Re:	TCW Funds, Inc. (the “Registrant”) (File No. 333-133059; 811-07170)

Dear Mr. DiStefano:

We are writing this letter on behalf of the Registrant in response to comments provided by you on May 22, 2006 with respect to the Registrant’s registration statement/proxy statement on Form N-14 filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2006 (the “Filing”) with respect to the merger of the TCW Aggressive Growth Equities Fund (the “Aggressive Growth Equities Fund” or the “Target Fund”) with and into the TCW Growth Equities Fund (the “Growth Equities Fund” or the “Surviving Fund” and together with the Target Fund, the “Funds”), each a series of the Registrant. Your comments on the Filing and the Registrant’s responses are set forth below.

1. COMMENT: Please supplementally provide materials explaining why the Surviving Fund, which is the smaller fund, is the survivor in the reorganization. Please explain the Registrant’s assertion that economies of scale may be achieved from the reorganization, although the Target Fund, which is the larger fund, is not the survivor in the reorganization. Please provide data to support the Registrant’s assertion that each Fund’s assets are getting closer in size because the Target Fund’s assets have decreased and the Surviving Fund’s assets have increased since Mr. Stallings investment style has been employed for both Funds.

RESPONSE: The accounting survivor of a fund merger is the predecessor fund that most closely resembles the surviving fund. See North American Security Trust, SEC No-Action Letter (August 5, 1994) (the “North American Security Trust Letter”). According to the North American Security Trust Letter, in determining which predecessor fund the surviving fund most closely resembles, the following factors, among others, should be considered: (1) the identity of the funds’ investment advisers; (2) the similarity of the funds’ investment objectives, policies and restrictions; (3) the funds’ respective net asset levels, expense structures and ratios; and (4) the funds’ relative portfolio composition.

You raised the issue that the accounting survivor in the reorganization is the Growth Equities

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Vincent DiStefano June 2, 2006 2

Fund, the smaller Fund. Under the North American Security Trust Letter, the accounting survivor may be the smaller fund in instances where the portfolio management style of the surviving fund more closely resembles that of the smaller fund. As disclosed in the Filing, prior to January 1, 2006, the portfolio managers of the Target Fund were Christopher J. Ainley, Douglas S. Foreman, Husam H. Nazer and R. Brendt Stallings. The strategy implemented by the Target Fund was primarily designed by Mr. Foreman. Prior to January 1, 2006, the portfolio managers of the Surviving Fund were R. Brendt Stallings, Christopher J. Ainley and Douglas S. Foreman. The strategy implemented by the Surviving Fund was primarily designed by Mr. Stallings. As of December 31, 2005, Mr. Ainley resigned from his position at the Advisor and Mr. Foreman is no longer involved with the portfolio management of the Funds. Upon the termination of Mr. Foreman as portfolio manager, Mr. Stallings, the portfolio manager of the Surviving Fund, also assumed portfolio management responsibilities for the Target Fund. Although the investment objectives of both Funds are identical and the investment policies are similar, in managing the Surviving Fund, Mr. Stallings employs a different investment management style from the style employed previously by Mr. Foreman and his team with respect to the Target Fund, as described in the Filing. Since Mr. Stallings has assumed responsibility for the portfolio management of the Target Fund, he has employed a very similar style to that he had designed for the portfolio management of the Surviving Fund, such that both Funds are currently being managed by Mr. Stallings in a substantially similar style.

As demonstrated in the table below, since the Funds’ fiscal year end on October 31, 2005, the Surviving Fund has slightly increased in size while the Target Fund has significantly decreased in size such that the Funds are currently of comparable size:

Assets as of:	October 31, 2005	December 31, 2005	March 31, 2006	May 19, 2006
Surviving Fund	$24.9 million	$27.1 million	$29.9 million	$25.3 million
Target Fund	$42.0 million	$40.4 million	$34.1 million	$29.4 million

Accordingly, it is our view that, based on the factors articulated in the North American Security Trust Letter, the Growth Equities Fund should be treated as the survivor because: (i) the investment style utilized by the Surviving Fund since its inception is the strategy that will be utilized by the reorganized Fund; and (ii) the performance of the Surviving Fund presents a longer-term record of the performance of the reorganized Fund’s current investment strategy.

Disclosure has been added to the seventh paragraph of the Summary describing the change to the Funds’ relative asset sizes during the period between October 31, 2005 and May 19, 2006.

Vincent DiStefano June 2, 2006 3

We note that, although the Surviving Fund is somewhat smaller than the Target Fund, such difference (approximately $4.1 million as of May 19, 2006) is not significant and does not result in a “minnow swallowing the whale” scenario which would result in this factor being weighed in favor of the Target Fund being the accounting survivor.

As disclosed in the Filing, although the Surviving Fund is slightly smaller than the Target Fund, the reorganization will help the Funds to achieve certain economies of scale by allowing shareholders of both Funds to enjoy the benefits of investing in a combined fund that has higher asset levels, which will result in the fixed and relatively fixed costs associated with operating the Funds being spread over a larger asset base, thereby reducing expenses borne by the Funds’ shareholders. We note that economies of scale would result regardless of which Fund is the survivor in the reorganization.

2. Since the Surviving Fund is non-diversified under the 1940 Act, explain what is meant by “sector” in the third sub-bullet point under the bullet point “Both Funds invest principally in equity securities of mid-cap “growth” companies” in the Summary.

RESPONSE: The following disclosure has been added to the Summary at the end of the third sub-bullet point under the bullet point “Both Funds invest principally in equity securities of mid-cap ‘growth’ companies”:

For these purposes, securities in a particular “sector” means securities of issuers in the same or similar industries or markets.

3. In the fifth sub-bullet point under the bullet point “Both Funds invest principally in equity securities of mid-cap ‘growth’ companies” in the Summary, describe the additional risks to the shareholders of the Surviving Fund associated with investing in derivatives and disclose the percentage of the Surviving Fund’s assets that are invested in derivatives.

RESPONSE: The disclosure has been revised as suggested.

4. In the table entitled “Comparison of Investment Objectives, Strategies, Processes and Risks, please highlight the differences between each Fund and state the consequences of each difference. Also add disclosure regarding the risk for the Surviving Fund associated with investing in derivatives.

RESPONSE: The disclosure has been revised as suggested to more clearly highlight the material differences between each Fund.

Vincent DiStefano June 2, 2006 4

5. If the fee waiver/expense reimbursement for the Fund’s Class N shares is voluntary, delete from the Expense Table the line item “Fee Waiver/Expense Reimbursement” and disclose the information in the footnotes to the table.

RESPONSE: The disclosure has been revised to clarify that the fee waiver/expense reimbursement arrangement is contractual. By letter agreement dated December 17, 1998, TCW Investment Management Company (“TCW”) agreed for the I and N Classes of the Funds to cap expenses at the Lipper category average for each Fund. While the letter agreement is terminable on six months notice, the letter agreement states that it is TCW’s intent to maintain the cap indefinitely (and it has done so for seven years). Accordingly, any termination of the expense cap would require notice to the Fund and a supplement to the prospectus to revise the fee table.

6. In the section entitled “Additional Information About the Aggressive Growth Equities Fund” under the heading “Performance of the Aggressive Growth Equities Fund” it states that the performance of the Target Fund includes the performance of the Target Fund’s predecessor limited partnership. Please explain why it is necessary to disclose this information. Please disclose more specific information about the limited partnership, such as what time frame is involved and any differences in management fees that were charged to the limited partnership versus the fees that would have been charged to the Target Fund during the same time period.

RESPONSE: The effective date of the Target Fund’s initial registration statement was June 3, 1996. The performance presented for the Target Fund includes the performance of the predecessor limited partnership from January 1, 1996 to June 2, 1996. The performance of the predecessor limited partnership is presented because it represents the actual performance of the legal predecessor of the Target Fund. The performance presentation is consistent with the performance presentation in the Target Fund’s current prospectus. Under the conditions of an exemptive order (Release No. IC-21833 and Release No. IC-21897) pursuant to which the predecessor limited partnership was reorganized into the Target Fund, TCW’s investment advisory fees for managing the Target Fund could not exceed the maximum investment advisory fees paid by the predecessor limited partnership. Accordingly, we do not believe that any specific disclosures regarding the investment advisory fees charged to the predecessor limited partnership are necessary because such fees were not lower than the investment advisory fees charged to the Fund and because the predecessor limited partnership’s performance history represents only five months of the ten year period presented.

The disclosure under the heading “Performance of the Aggressive Growth Equities Fund” has been revised to indicate that the performance presented includes the performance of the predecessor limited partnership from January 1, 1996 to June 2, 1996.

Vincent DiStefano June 2, 2006 5

7. Explain the last line item regarding the inclusion of the predecessor limited partnership performance of the Target Fund in the “Average Annual Total Returns” table in the section entitled “Additional Information About the Aggressive Growth Equities Fund.”

RESPONSE: The last line item in the “Average Annual Total Returns” table has been revised to read “Return Before Taxes” and the following footnote has been added:

(2) Return before taxes includes performance from January 1, 1996 to June 2, 1996 of the Aggressive Growth Equities Fund’s predecessor limited partnership.

***

We hope that the foregoing is responsive to your comments. For your convenience attached hereto is a copy of the relevant pages of the Filing marked to show the changes that have been incorporated in response to your comments. Please do not hesitate to contact the undersigned at (949) 442-6005 or Douglas Dick at (949) 442-6060 if you have any questions concerning the foregoing.

Sincerely,

/s/ Tiffany A. Ford
Tiffany A. Ford

cc:	Philip K. Holl, Esq.
TCW Investment Management Company

Douglas P. Dick, Esq.
Dechert LLP

management of the Aggressive Growth Equities Fund, he has employed a very similar style to that he has designed for the portfolio management of the Growth Equities Fund, such that both Funds are currently being managed by Mr. Stallings in a substantially similar style.

Management has determined that rather than operating two separate funds with identical investment objectives managed in a substantially similar style by Mr. Stallings, that it is in the best interests of the shareholders of the Aggressive Growth Equities Fund (as well as shareholders of the Growth Equities Fund) to consolidate the assets of both Funds into one fund, the Growth Equities Fund (which has been managed under the strategy designed by Mr. Stallings since inception), with a larger combined asset base. Management has also determined that the Reorganization is in the best interests of shareholders of the Aggressive Growth Equities Fund (as well as shareholders of the Growth Equities Fund) because since October 31, 2005, the end of the Funds’ most recent fiscal year, the Aggressive Growth Equities Fund has experienced a decline in assets from $42.0 million as of October 31, 2005 to $29.4 million as of May 19, 2006, which could prevent it from becoming a viable mutual fund. During the same period, however, under the management of Mr. Stallings, the assets of the Growth Equities Fund have increased slightly.

Combining the assets of the Funds is intended to provide various benefits to shareholders of the Aggressive Growth Equities Fund who become shareholders of the Growth Equities Fund (as well as to existing and future investors in the Growth Equities Fund). For example, the proposed Reorganization will allow shareholders of the Aggressive Growth Equities Fund to enjoy the benefits of investing in a fund that has higher asset levels, which will result in the fixed and relatively fixed costs associated with operating the Fund being spread over a larger asset base, thereby reducing gross expenses of Class N and Class I shares of the Fund and reducing net per share expenses indirectly borne by holders of Class I shares of the Fund.1 In addition, it is anticipated that the current shareholders of the Growth Equities Fund will benefit from the Reorganization because the additional assets from the Aggressive Growth Equities Fund that will be aggregated with those of the Growth Equities Fund will help the Growth Equities Fund achieve certain additional economies of scale. The proposed Reorganization will, in management’s view, also allow the more viable surviving Fund with a greater asset base to participate in greater investment opportunities and to potentially take larger portfolio positions.

Further, the Reorganization will allow the Aggressive Growth Equities Fund’s shareholders to continue to participate in a professionally-managed portfolio which seeks to achieve long-term capital appreciation through investments in equity securities and equity equivalents of growth companies. Subject to the restrictions of each of the various funds in the TCW Funds group, shareholders of the Growth Equities Fund, including former shareholders of the Aggressive Growth Equities Fund, will be able to exchange their shares of the Growth Equities Fund for the same class of shares of other mutual funds in the TCW Funds group.

The Reorganization is intended to qualify for Federal income tax purposes as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. Accordingly, pursuant to this treatment, neither the Aggressive Growth Equities Fund nor its shareholders nor the Growth Equities Fund is expected to recognize any gain or loss from the Reorganization for Federal income tax purposes. Immediately prior to the Reorganization, the Aggressive Growth Equities Fund will pay a dividend or dividends which, together with all previous dividends, will have the effect of distributing to its shareholders all of the Aggressive Growth Equities Fund’s investment company taxable income for taxable years ending on or prior to the Reorganization (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to the Reorganization (including any gains from sales of holdings prior to the Reorganization), after reduction by any available capital loss carryovers. Such dividends will be included in the taxable income of the Aggressive Growth Equities Fund’s shareholders.

In considering whether to approve the Reorganization, you should note that:

•	The Funds have identical investment objectives and similar investment policies, however, certain important differences are highlighted below.

[1]	Net per share expenses paid by holders of Class N shares of the Fund will not increase.

•	Both Funds invest principally in equity securities of mid-cap “growth” companies.

•	The Aggressive Growth Equities Fund focuses on “emerging growth” companies, which are companies that are likely to show high growth through reinventing an existing industry or pioneering a new industry. The Growth Equities Fund focuses on “growth” companies, which are companies expected to exhibit faster than average gains in earnings and which are expected to continue to show a high level of growth gain.

•	The Aggressive Growth Equities Fund may invest without limit as to issuer or sector. At December 31, 2005, the Aggressive Growth Equities Fund had approximately 40.4% of its assets invested in the information technology sector.

•	The Growth Equities Fund may not invest more than 7% of its net assets in any one issuer, measured at the time of investment, and it may not invest more than the greater of 25% of the Fund’s net assets or the Russell Mid-Cap Index weighting, determined monthly, in any particular sector. For these purposes, securities in a particular “sector” means securities of issuers in the same or similar industries or markets.

•	The investment policies of the Aggressive Growth Equities Fund do not allow the Fund to utilize options, futures, foreign currency futures and forward contracts.

•	The Growth Equities Fund may use options, futures, foreign currency futures and forward contracts to protect against uncertainty in the level of future foreign currency exchange rates. The Growth Equities Fund does not currently hold any investments in such derivatives. Investments in derivatives may present additional risks for shareholders of the Growth Equities Fund. See Appendix F for a description of these additional risks.

•	TCW Investment Management Company, 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017 is the investment advisor to both Funds (the “Advisor”). R. Brendt Stallings is a portfolio manager of both Funds. Mr. Stallings began the growth equities strategy currently employed by both Funds in 1999.

•	The Reorganization is expected to result in no increase in the total operating expenses for holders of Class N shares of the Aggressive Growth Equities Fund and a reduction in the total operating expenses for holders of Class I shares of the Aggressive Growth Equities Fund. For example, the operating expenses, expressed as a percentage of net asset value per share of Class I shares and Class N shares, are as follows:

	Class I	Class N
• Expenses of the Growth Equities Fund before a voluntary reduction of the management fee and assumption of certain fund expenses by the Advisor (based on the fiscal year ended October 31, 2005).	1.62%	5,104.46%[1]

• Expenses of the Growth Equities Fund after a voluntary reduction of the management fee and assumption of certain fund expenses by the Advisor (based on the fiscal year ended October 31, 2005).	1.62%	1.67%

• Expenses of the Aggressive Growth Equities Fund before a voluntary reduction of the management fee and assumption of certain fund expenses by the Advisor (based on the fiscal year ended October 31, 2005).	1.35%	1.86%

• Expenses of the Aggressive Growth Equities Fund after a voluntary reduction of the management fee and assumption of certain fund expenses by the Advisor (based on the fiscal year ended October 31, 2005):	1.35%	1.67%

• Projected expenses of the Growth Equities Fund after the Reorganization (Pro Forma):	1.31%	1.85%

• Projected expenses of the Growth Equities Fund after the Reorganization after a voluntary reduction of the management fee and certain fund expenses by the Advisor (Pro Forma):	1.31%	1.67%

[1]	The high expense ratio is a result of the low net asset level, less than $1,000, of the Class N shares.

COMPARISON OF THE INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS

Comparison of Investment Objectives, Strategies, Processes and Risks

	Similarities of the Aggressive Growth Equities Fund and the Growth Equities Fund	Differences Between the Aggressive Growth Equities Fund and the Growth Equities Fund
Investment Objective	Both Funds seek long-term capital appreciation.

Principal Investment Strategies

Both Funds normally invest at least 80% of their assets in equity securities (including amounts borrowed for investment purposes). Equity securities include common and preferred stock; rights or warrants to purchase common or preferred stock; securities convertible into common or preferred stock; and other securities with equity characteristics.

Both Funds may acquire convertible securities and warrants.

Both Funds may use convertible debt securities which are rated below investment grade.

Both Funds may make short sales of securities that they own or have the right to acquire through conversion or exchange of other securities that they own.

The Aggressive Growth Equities Fund invests in equity securities of companies that appear to offer above average growth prospects, while the Growth Equities Fund invests in equity securities of emerging growth companies.

Normally the Aggressive Growth Equities Fund primarily invests in issuers which are characterized as “emerging growth” companies according to criteria established by the Advisor. The Aggressive Growth Equities Fund defines emerging growth companies as companies that are likely to show high growth through reinventing an existing industry or pioneering a new industry. In managing the Aggressive Growth Fund’s investments, the Advisor focuses on emerging companies that exhibit this characteristic.

Normally the Growth Equities Fund primarily invests in issuers which are characterized as “growth” companies according to criteria established by the Advisor. The Growth Equities Fund defines growth companies as companies that are expected to exhibit faster than average gains in earnings and which are expected to continue to show a high level of growth gain.

Normally at the time that a new position is initially purchased into the Growth Equities Fund, the issue will be within the capitalization range of the companies comprising the Russell MidCap Growth Index. As of December 31, 2005, the market capitalization range of the Russell MidCap Growth Index was between $996 million and $18.438 billion.

	Similarities of the Aggressive Growth Equities Fund and the Growth Equities Fund	Differences Between the Aggressive Growth Equities Fund and the Growth Equities Fund
The Growth Equities Fund may also use options, futures, foreign currency futures and forward contracts. (See Appendix F for a discussion of certain risk factors of these techniques.)

Investment Process

For both Funds, the Advisor utilizes a “bottom-up” approach to identify securities for investment. First, the Advisor uses quantitative and qualitative criteria to screen companies. The Advisor then subjects companies that make it through this screening process to fundamental analysis, which generally looks for at least one or more of the following factors:

•      a demonstrated record of consistent earnings growth or the potential to grow earnings

•      an ability to earn an attractive return on equity

•      a price/earnings ratio which is less than the Advisor’s internally estimated three-year earnings growth rate

•      a large and growing market share

•      a strong balance sheet

•      significant ownership interest by management and a strong management team.

Typically, both Funds sell an individual security when the company fails to meet expectations, there is a deterioration of underlying fundamentals, the intermediate and long-term prospects for the company are poor, or the Advisor determines to take advantage of a better investment opportunity.

The Aggressive Growth Equities Fund will also sell when the price/earnings ratio rises above the Advisor’s internally estimated three-year growth rate.

The Growth Equities Fund will also sell if an individual security weighting or sector weighting is too large.

The Growth Equities Fund seeks to achieve diversification by limiting the weighting in any one security or any one sector. For these purposes, securities in a particular “sector” means securities of issuers in the same or similar industries or markets.

	Similarities of the Aggressive Growth Equities Fund and the Growth Equities Fund	Differences Between the Aggressive Growth Equities Fund and the Growth Equities Fund
Main Risks

Both Funds hold primarily stocks, which may go up or down in value, sometimes rapidly and unpredictably. Although stocks offer the potential for greater long-term growth than most debt securities, stocks generally have higher short-term volatility. Both Funds are designed for long-term investors interested in an equity portfolio, including common stocks. In addition, both Funds may hold convertible debt securities. Many convertible debt securities are rated below investment grade and are considered speculative by rating agencies as to repayment of principal and interest.

The primary risks affecting both Funds are “price volatility,” “liquidity risk” and “equity risk.” Price volatility refers to the possibility that the value of a Fund’s portfolio will change as the prices of its investments go up or down. The Funds may be subject to greater price volatility than funds that invest in the securities of larger companies. The Funds’ returns may vary, and you could lose money. Liquidity risk refers to the possibility that a Fund may lose money or be prevented from earning capital gains if it cannot sell securities at the time and price that is most beneficial to the Fund. Because the securities of medium-sized companies may be less liquid than the securities of large-sized companies, the Funds may be susceptible to liquidity risk more than funds that invest in the securities of large-sized companies. In addition, the Funds may be subject to liquidity risk because they may invest in debt instruments rated below investment grade. Equity risk is the risk that stocks and other equity securities generally fluctuate in value more than bonds and may decline in value over short or extended periods. The value of stocks and other equity securities will change based on changes in a company’s financial condition and in overall market and economic conditions.

Investments in derivatives may present additional risks for shareholders of the Growth Equities Fund. See Appendix F for a description of these additional risks.

	Similarities of the Aggressive Growth Equities Fund and the Growth Equities Fund	Differences Between the Aggressive Growth Equities Fund and the Growth Equities Fund
Main Risks (cont’d)	Both Funds may also be subject to “investment style risk.” The Advisor primarily uses a particular style or set of styles—in this case “growth” styles—to select investments for the Funds. Those styles may be out of favor or may not produce the best results over short or longer time periods and may increase the volatility of a Fund’s share price.
Investment Advisor	TCW Investment Management Company is the advisor to both Funds.
Portfolio Managers		R. Brendt Stallings and Husam H. Nazer are the portfolio managers of the Aggressive Growth Equities Fund. R. Brendt Stallings is the portfolio manager of the Growth Equities Fund.

Comparison of Portfolio Characteristics1

The following table compares certain characteristics of the portfolios of the Funds as of the end of their last fiscal year, October 31, 2005:

	Aggressive Growth Equities Fund	Growth Equities Fund
Net Assets[2]	$42,035,906	$24,924,738
Number of Holdings	95	60
Portfolio Turnover Rate	57.17%	57.18%
(as a % of net assets)
Equity Securities (as a % of net assets)	99.9%	99.0%
Debt Securities (as a % of net assets)	0.5%[3]	0.6%
Top 6 Industries	Computer Services—19.6%	Commercial Services—18.0%
(as a % of net assets)	Commercial Services—16.2%	Computer Services—15.9%
	Retail—11.9%	Retail—10%
	Telecommunications—7.7%	Healthcare—8.6%
	Oil & Gas—6.9%	Oil & Gas—7.1%
	Foods, Hotels & Restaurants—6.9%	Banking & Financial Services—7.1%

[1]	The numbers in this table are for comparison purposes only and have not been audited.
[2]	As of March 31, 2006, the Aggressive Growth Equities Fund and the Growth Equities Fund had net assets of $34.1 million and $29.9 million, respectively.
[3]	The Aggressive Growth Equities Fund also holds other short-term investments representing investment of security lending collateral.

Expense Table

The current expenses of each of the Funds and estimated pro forma expenses after giving effect to the proposed Reorganization are shown in the following table. Expenses for the Funds are annualized based upon the operating expenses incurred by Class I and Class N shares of the Aggressive Growth Equities Fund, and Growth Equities Fund for the fiscal year ended October 31, 2005. Pro forma fees show estimated fees of the Class I and Class N shares of the Growth Equities Fund after giving effect to the proposed Reorganization. Pro forma numbers are estimated in good faith and are hypothetical.

	Class I			Class N
	Aggressive Growth Equities Fund	Growth Equities Fund	Growth Equities Fund after Reorganization (Pro Forma) (1)	Aggressive Growth Equities Fund		Growth Equities Fund		Growth Equities Fund after Reorganization (Pro Forma) (1)
Shareholder Transaction Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None		None		None
Maximum Deferred Sales Charge (Load)	None	None	None	None		None		None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None		None		None
Redemption Fee	None	None	None	None		None		None
Exchange Fee	None	None	None	None		None		None

Annual Fund Operating Expenses (expenses that are deducted from the Funds’ assets)
Management Fees	1.00%	1.00%	1.00%	1.00%		1.00%		1.00%
Distribution (12b-1) Fees	None	None	None	0.25%		0.25%		0.25%
Other Expenses	0.35%	0.62%	0.31%	0.61%		5,103.21%		0.60%
Total Annual Fund Operating Expenses	1.35%	1.62%	1.31%	1.86	%(2)	5,104.46	%(3)	1.85%
Fee Waiver/Expense Reimbursement	None	None	None	0.19%		5,102.79%		0.18%
Net Expenses	1.35%	1.62%	1.31%	1.67%		1.67%		1.67	%(4)

(1)	Pro forma expenses are estimated.
(2)	Pursuant to a letter agreement between the Funds and the Advisor dated December 17, 1998 (the “Letter Agreement”), the Advisor reduced its fee and paid operating expenses of the Class N shares of the Aggressive Growth Equities Fund, so that the total operating expenses for the Fund’s Class N shares were 1.67% for the fiscal year ended October 31, 2005.
(3)	Pursuant to the Letter Agreement, the Advisor reduced its fee and paid operating expenses of the Class N shares of the Aggressive Growth Equities Fund, so that the total operating expenses for the Fund’s Class N shares were 1.67% for the fiscal year ended October 31, 2005.
(4)	Reflects continuation of the fee reduction for the Fund’s Class N shares pursuant to the Letter Agreement. The expense limitation is expected to be continued indefinitely and the Letter Agreement may only be terminated upon six (6) months notice.

ADDITIONAL INFORMATION ABOUT THE AGGRESSIVE GROWTH EQUITIES FUND

Investment Personnel

The Aggressive Growth Equities Fund is managed by R. Brendt Stallings, Managing Director, the Advisor, TCW Asset Management Company and Trust Company of the West, and Husam H. Nazer, Managing Director, the Advisor, TCW Asset Management Company and Trust Company of the West.

Performance of the Aggressive Growth Equities Fund

The bar chart and table below show the Fund’s annual and after-tax returns and its long-term performance with respect to its Class I shares. The bar chart shows some indications of the risks of investing in the Fund by showing how the Fund’s performance has varied from year to year. The bar chart includes the performance from January 1, 1996 to June 2, 1996 of the predecessor limited partnership of the Aggressive Growth Equities Fund which was managed by an affiliate of the Advisor, using the same investment strategy as the Aggressive Growth Equities Fund. The table provides some indication of the risks of investing in the Fund by showing how the Fund’s before and after-tax returns over time compare to that of a broad-based securities market index for the past ten calendar years. Both the bar chart and the table assume reinvestment of dividends and distributions.

The performance of the partnership was calculated using performance standards applicable to private investment partnerships, which take into account all elements of total return and reflect the deduction of fees and expenses of operation. The predecessor limited partnership was not registered under the 1940 Act and, therefore, was not subject to certain investment restrictions imposed by the 1940 Act and Subchapter M of the Internal Revenue Code of 1986, as amended. If the limited partnership had been registered under the 1940 Act, it’s performance could have been adversely affected.

As with all mutual funds, past performance, both before and after taxes, is not a prediction of future results.

After-tax returns are calculated using the highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on your tax situation and may differ from those shown, and after-tax returns shown are not relevant if you hold shares of the Aggressive Growth Equities Fund through a tax-deferred arrangement, such as an individual retirement account. In some cases the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund shares at the end of the measurement period.

Year by year total return (%)

as of December 31 each year (1)

Aggressive Growth Equities Fund—Class I Shares

(1)	During the period shown in the chart, the Fund’s best quarterly performance was 65.37% for the quarter ended December 31, 1999, and the Fund’s worst quarterly performance was -39.89% for the quarter ended September 30, 2001.
*	The Fund’s total return for the period November 1, 2005 to December 31, 2005 was 6.05%.

The table below shows what the average annual total returns of the Aggressive Growth Equities Fund would equal if you averaged out actual performance over various lengths of time, compared to the Russell Mid Cap Growth Index. The Russell Mid Cap Growth Index is an unmanaged group of securities and assumes no reduction for fees and expenses in measuring returns. The securities in the Russell Mid Cap Growth Index are substantially different from those in the Aggressive Growth Equities Fund. An investor cannot invest directly in an index.

Average Annual Total Returns

(For the periods ended December 31, 2005)	1 Year	5 Years	From Inception/ Registration or 10 Years
Return Before Taxes
Aggressive Growth Equities Fund—Class N	3.13%	-6.93%	-0.77%

Return Before Taxes from Registration Date (6/3/96)
Aggressive Growth Equities Fund—Class I	3.29%	-6.59%	6.07%

Return After Taxes on Distributions from Registration Date (1)
Aggressive Growth Equities Fund—Class I	3.29%	-6.59%	5.46%

Return After Taxes on Distributions and Sales of Fund Shares from Registration Date (1)
Aggressive Growth Equities Fund—Class I	2.14%	-5.48%	5.24%

Russell Mid Cap Growth Index from Registration Date	12.56%	8.60%	8.21%
(reflects no deduction for fees, expenses or taxes)

Return Before Taxes (2)
Aggressive Growth Equities Fund—Class I	3.29%	-6.59%	8.36%

(1)	After-tax returns are shown only for Class I shares, after-tax returns for Class N shares will vary.
(2)	Return before taxes includes performance from January 1, 1996 to June 2, 1996 of the Aggressive Growth Equities Fund’s predecessor limited partnership.

For a discussion by the Advisor regarding the performance of the Aggressive Growth Equities Fund for the fiscal year ended October 31, 2005, see Appendix B to this Prospectus/Proxy Statement. Additional information regarding the Aggressive Growth Equities Fund is included in the Shareholder Guide attached as Appendix D to this Prospectus/Proxy Statement.